EXHIBIT NO. 1

CEMEX, S.A.B. DE C.V. (CEMEX) HEREBY INFORMS THE INVESTING PUBLIC OF THE RESULTS OF ITS PUBLIC EXCHANGE OFFER LAUNCHED ON NOVEMBER 12, 2008, WHEREBY EXCHANGE TRADED CERTIFICATES ("CERTIFICADOS BURSATILES") TO BE ISSUED ON DECEMBER 11, 2008, DENOMINATED IN PESOS AND INVESTMENT UNITS ("UDIS"), WITH STOCK TICKERS CEMEX 08-2 AND 08U, RESPECTIVELY, CORRESPONDING TO ISSUANCES TEN AND ELEVEN OF CERTIFICADOS BURSATILES UNDER A PROGRAM ESTABLISHED BY CEMEX, WERE OFFERED IN EXCHANGE FOR EXISTING CERTIFICADOS BURSATILES WITH STOCK TICKERS CEMEX 02U, CEMEX 02-2U, CEMEX 03U AND CEMEX 05.

THE TOTAL CLOSING AMOUNTS OF BOTH ISSUANCES UNDER THE EXCHANGE OFFER (CEMEX 08-2 AND CEMEX 08U)WERE: (A) FOR ISSUANCE TEN CERTIFICADOS BURSATILES IN PESOS, $450,045,900 (FOUR HUNDRED AND FIFTY MILLION, FORTY FIVE THOUSAND NINE HUNDRED PESOS 00/100), AND (B) FOR ISSUANCE ELEVEN CERTIFICADOS BURSATILES IN UDIS, $520,384,583.53 (FIVE HUNDRED AND TWENTY MILLION, THREE HUNDRED AND EIGHTY FOUR THOUSAND FIVE HUNDRED AND EIGHTY THREE PESOS 53/100), BASED ON TODAY'S VALUE OF UDIS.

THE TOTAL AMOUNT OF EXISTING CERTIFICADOS BURSATILES TO BE EXCHANGED WAS: FOR ISSUANCE CEMEX 02U: 646,048 CERTIFICADOS BURSATILES; FOR ISSUANCE CEMEX 02-2U: 511,167 CERTIFICADOS BURSATILES; FOR ISSUANCE CEMEX 03U, 585,004 CERTIFICADOS BURSATILES; AND FOR ISSUANCE CEMEX 05: 2,968,192 CERTIFICADOS BURSATILES.

DETAILS ABOUT THESE ISSUANCES CAN BE ACCESSED THROUGH THE WEBSITES OF THE BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. (WWW.BMV.COM.MX) AND OF CEMEX (WWW.CEMEX.COM).

CEMEX IS A GROWING GLOBAL BUILDING MATERIALS COMPANY THAT PROVIDES HIGH-QUALITY PRODUCTS AND RELIABLE SERVICE TO CUSTOMERS AND COMMUNITIES IN MORE THAN 50 COUNTRIES THROUGHOUT THE WORLD. CEMEX HAS A RICH HISTORY OF IMPROVING THE WELL-BEING OF THOSE IT SERVES THROUGH ITS EFFORTS TO PURSUE INNOVATIVE INDUSTRY SOLUTIONS AND EFFICIENCY ADVANCEMENTS AND TO PROMOTE A SUSTAINABLE FUTURE. FOR MORE INFORMATION, VISIT WWW.CEMEX.COM.